Exhibit 99.1

Abcam plc files and mails Shareholder Circular calling an Extraordinary General Meeting

Highlights progress in delivering on long-term plan and outlines attempts to engage constructively with Dr. Jonathan Milner

Asks shareholders to support the Company and vote “AGAINST” all resolutions to be proposed at the EGM

CAMBRIDGE, England and WALTHAM, Mass., June 16, 2023 /PRNewswire/ — Abcam plc (“Abcam,” “Company,” “Group”) (Nasdaq: ABCM), a global leader in the supply of life science research tools, today filed and mailed a shareholder circular (the “Shareholder Circular”) calling an Extraordinary General Meeting (the “EGM”) to be held on July 12, 2023 at 2:00pm (BST) || 9:00am (EDT).

The Board of Directors of the Company (the “Board”) was required to call the EGM following the receipt on May 30, 2023 of a notice from Dr. Jonathan Milner sent pursuant to Section 303 of the UK Companies Act 2006. At the EGM, shareholders will consider eight resolutions proposed by Dr. Milner seeking to, among other things, remove three of Abcam’s directors and appoint Dr. Milner as a Director and Executive Chairman of the Company. If passed, these resolutions would lead to a protracted period of uncertainty and, ultimately, put the Company’s operations and growth at risk. Abcam recommends that shareholders vote “AGAINST” all eight of the resolutions being put forward at the EGM.

The Shareholder Circular, and other materials related to the EGM, are available at https://corporate.abcam.com/investors/2023- egm

The letter sent by Abcam to shareholders in connection with the EGM will accompany the physical mailing of the Shareholder Circular. The full text of the letter sent to shareholders follows:

Dear Shareholders,

As owners of Abcam PLC (“Abcam,” the “Company,” “Group,” “we,” “our,” or “us”), you have a critical decision to make about Abcam and the future of your investment through an Extraordinary General Meeting (the “EGM”) scheduled to be held on July 12, 2023 at 2:00pm (BST) || 9:00am (EDT).

Having missed the deadline for consideration in proper order at May’s Annual General Meeting (the “AGM”), Dr. Jonathan Milner has forced Abcam to hold this EGM so that he can attempt to appoint himself Executive Chairman of the Board of Directors of the Company (the “Board”) and to remove three directors from the Board, including the current Chairman and CFO, with no proposed alternative candidates other than himself.

The net effect of these changes would be a sudden and significant shift in both operational and executive leadership of Abcam that puts in jeopardy the Company’s recent momentum as well as its day-to-day operations, growth strategy and competitive position. Dr. Milner has thus far failed to articulate to shareholders or the Company what appointing him to an Executive Chairman role would mean in practice or what new strategy he is seeking to deploy. Dr. Milner’s “plan” for value creation is, in reality, not a plan at all. He has promised to review various items and then formulate a plan – this should be alarming to shareholders and only underscores how far-removed from the Company Dr. Milner has become.

It is not surprising that Dr. Milner is not able to articulate a substantive plan, because Abcam is a fundamentally different business from the one Dr. Milner left behind when he stepped down from his role as CEO in 2014. When Dr. Milner stepped down as CEO, Abcam’s revenue was £128 million and the Company’s market capitalization was approximately £800 million. Its revenue for the 2022 fiscal year was £362 million and its current market capitalization is over $4 billion. That is to say that under Alan Hirzel’s leadership revenues have nearly tripled, growing by 183%, while Abcam has expanded globally and increased its market share. Alan has successfully driven forward the Abcam 2.0 strategy, a plan put into place to transition the business away from being a simple broker of third-party antibodies to one that is now delivering innovative, differentiated and high-quality products, such as proteomic research reagents and immunoassays, to researchers around the world.

In executing the Abcam 2.0 strategy, with Alan as CEO and under the Board’s leadership, Abcam has broadened its focus beyond antibodies, unlocking massive opportunities in immunoassays, cellular and biochemical assays and cytokines, as well as focusing on its higher-margin in-house products. Revenue generated from in-house products grew by an average rate of 28% across 2021 and 2022 on a constant exchange rate basis and accounted for over 67% of overall Group revenue in 2022. The Company has also continued to lead and innovate in the core antibody space, gaining market share there as well. The nimbleness of Abcam 2.0 means the Company can now make decisions quickly to flex investment as market dynamics change.

In addition, Alan has spearheaded an ambitious growth plan, introduced in 2019, to double revenues and make investments into the critical infrastructure of the business. This included expanding and upgrading Abcam’s facilities to become more efficient, while removing operational constraints to improve capacity and allow the Company to scale up as demand for its products increases. A new digital platform and e-commerce system has replaced ones that were no longer fit for purpose, allowing for a vastly better digital experience for customers and creating operational efficiencies that we expect will continue to be realized well into the future.

We are proud to have outperformed our stated goals. With the groundwork now in place, we believe Abcam is set to further benefit as costs fall, sales rise and margins improve.

We firmly believe it would be damaging and counter-productive for Dr. Milner to step into the role of Executive Chairman, to become de-facto CEO and demote Alan at this critical juncture and without having articulated a plan. The Board believes this wholesale change is not in the best interest of creating value for shareholders. We need your support to protect your investment in Abcam by voting “AGAINST” all eight of the resolutions.

As you consider your vote at this EGM, it is vital that our shareholders consider the following questions:

1)

Could this costly and distracting EGM have been avoided? Abcam held its AGM only last month, where Dr. Milner could have easily raised his concerns for proper consideration and avoided putting shareholders through this arduous and protracted process. The Company has tried at every turn to resolve this dispute amicably, including by meeting Dr. Milner’s initial demand to be appointed as a Director of the Company. It is now clear that Dr. Milner has never been interested in resolving this dispute amicably. Dr. Milner has proceeded to escalate his demands in a predetermined fashion, with no regard for the inconvenient truth that his initial request was met. His actions are self-serving and not in the interest of all shareholders.

2)

What value is this level of change putting at risk? Under the leadership of your Board and with Alan as CEO, Abcam has unlocked significant momentum. Over the course of Alan’s tenure prior to COVID-19, Abcam’s total shareholder return (“TSR”) of 178% outpaced life science tools peers (167%)[1] and Russell 3000 (77%). More recently, in the last twelve months, Abcam’s 27% TSR has significantly outperformed the same group of life science tools peers (-12% over the same period). Dr. Milner’s campaign of disruption endangers this momentum and progress.

3)

Does Dr. Milner have the expertise and plan to improve Abcam’s future value creation potential? Dr. Milner has not been operationally involved in Abcam for nearly a decade and lacks the requisite skills and experience to lead the size and scale of operations at the Company today. He has never, in fact, led a business with this level of complexity or scale. Even more concerning, Dr. Milner has not provided a plan detailing how he will seek to improve Abcam’s future value. He has only provided broad and generic statements about what it means to run a good business and a list of items that he would like to review. Ultimately, his claims that only he can create value at the Company, unbacked by any concrete solutions or actionable plan, demonstrate his reckless agenda to retake executive control of the Company without its or other shareholders’ long-term interests in mind.

[1]	Life science tools peers include Bio-Rad, Bio-Techne, Illumina, Maravai, Repligen, Sartorius, Tecan and Waters

THIS COSTLY, DISTRACTING AND UNNECESSARY CAMPAIGN COULD HAVE BEEN EASILY AVOIDED

The Board has made every effort to engage constructively since Dr. Milner began agitating for change less than three weeks before our recent AGM.

The directors of the Company promptly met with Dr. Milner in good faith to discuss his request to rejoin the Board. All Non-Executive Directors met with Dr. Milner within 10 days of his request to be reappointed to the Board, which was made on April 28, 2023. On May 17, the Board determined that Dr. Milner’s views as founder and a former Board member could make him a productive member of the Board once again and offered to re-appoint him to the Board.

Dr. Milner rejected this offer of a Non-Executive Director position. Dr. Milner then immediately and simultaneously changed his demand to being appointed Executive Chairman and that the current Chairman, Peter Allen, be removed. Further, a mere two hours after first raising these demands, Dr. Milner issued a lengthy public press release announcing he would be calling for an EGM. Dr. Milner’s aggressive course of dealing with our Board and pattern of moving the goalposts makes it abundantly clear that his agenda all along has been to become de facto CEO.

Despite Dr. Milner’s inconsistent actions, the Board remained committed to finding a mutually agreeable resolution. In subsequent meetings set up to avoid this distracting and costly EGM, Dr. Milner explicitly stated that he must be appointed Executive Chairman or else he would not rejoin the Board. Dr. Milner’s aim has been to circumvent established and proper governance practices. He does not have the right to simply demand to be appointed de facto CEO, which would effectively demote our current CEO, only further adding to the confusing, irrational approach of his campaign.

Dr. Milner stated that he would have been a second-class Board member. There is no basis for this claim. Dr. Milner was offered a Non-Executive Director position on the Board that would have conferred to him all of the rights and obligations of any Non-Executive Director on the Board. In fact, his demand to be named Executive Chairman would position all other directors as second-class Board members. Dr. Milner was asked to review and sign a settlement agreement consistent with his status as a significant shareholder joining the Board, which was entirely customary and in-line with market practice. His ability to be an active, engaged and productive Board member would have been in no way encumbered by this agreement. In fact, the purpose of the settlement agreement was to help ensure he does act in the interest of all shareholders.

Dr. Milner’s demands to regain executive control of Abcam have only grown since these talks as he now wants to replace the current Chairman, CFO and another director without providing any alternative director candidates for shareholders to vote on except himself.

None of these demands were raised when he met with the Company. Moreover, Dr. Milner is unreasonably demanding that we reimburse him with money from you, the shareholders, for the actions he has taken in furtherance of his campaign for executive control. This will include excessive and unnecessary fees for the advisors he has hired to seize control of the Company, as well as other expenses, which he is already estimating to be at least $2.5 million. At no point has Dr. Milner entered into settlement discussions in good faith. He has clearly had an agenda to cause extraordinary upheaval from day one that is only now being revealed.

As a result, the Board is recommending that shareholders vote “AGAINST” all eight of Dr. Milner’s proposals. Notwithstanding that the Board had previously invited Dr. Milner to join the Board, his erratic, dysfunctional and self-serving behavior since then has made it clear that whatever potential benefits he could have brought to the Board as a Non-Executive Director are materially outweighed by the risks of bringing a clearly detrimental presence to the Board that almost certainly would be focused on undermining our current management team. His communications make it crystal clear that he sees no distinction between his return to the Board and his appointment as Executive Chairman and that he has no interest in being a Non-Executive Director without the ability to control the executive team. Support for Dr. Milner’s unnecessary EGM campaign would only further fuel his ambition to take management control of Abcam to the detriment of other shareholders.

ABCAM IS DELIVERING ON ITS LONG-TERM STRATEGIC GROWTH PLAN

Abcam is a materially different business from the one Dr. Milner founded and led up to 2014. Executing the Abcam 2.0 model, the Company focused on its innovation engine with technologies supporting multiple proprietary proteomics products. Abcam introduced a customer-led approach to pursue market differentiation and prioritized in-house development of high quality differentiated proteomics research reagents. This decision proved to be transformative for Abcam – in Alan’s first five years as CEO through 2019, revenues doubled from £128 million to £260 million as the Company grew to be a global leader in the life sciences community.

At the 2019 Capital Markets Day, the Company rolled out an ambitious five-year plan to significantly invest in the business and make Abcam fit to grow and remain competitive. This plan was designed to remove key constraints to growth by, for example, investing heavily in research and development, driving its growth in revenues from its own products, and building out infrastructure – digital and manufacturing – to boost efficiency and allow Abcam to scale up to cater to growing demand from the biopharma end market. This was critical for Abcam to remain competitive and generate long-term shareholder value. As a Non-Executive Deputy Chairman at the time, Dr. Milner was intimately familiar with the plan and strongly supportive of its adoption.

The plan called for revenues to double again over five years, while making clear that operating margins would initially decline as the Company made material investments across the business, from upgrading its automation and facilities to launching new product lines in order to strengthen its capabilities centered around antibodies. Importantly, this plan also included significant investment to upgrade Abcam’s digital infrastructure, including a new Oracle Cloud ERP system – a key step in removing scalability constraints, boosting operational efficiencies and improving customer experience – as well as a state-of-the-art e-commerce platform that will be rolled out this summer.

The legacy system was deeply embedded within the organization and linked to numerous other systems on the order-to-cash process. Teething issues during the transition to the new ERP system, which temporarily affected revenues and cash in the second half of 2022, have been resolved. The ERP system provides a number of benefits, including a single cloud-based system from which to expand, quicker integration of acquisitions and removal of the need for expensive physical infrastructure. Moreover, management continues to see positive trends in the key performance indicators tracking implementation and expect further synergies and benefits.

The business is at a critical inflection point. If we remain on our current course, we expect continued consistent revenue growth while, over the next 18 months, adjusted operating margins return to pre-2019 levels and capital expenditure costs fall back to normalized levels. Dr. Milner either does not understand or has failed to account for the value destruction his campaign could cause as the Company moves through this critical inflection point. Further, as a likely consequence of the recent publicity around the upcoming EGM, the Company has received strategic inquiries from multiple parties over recent weeks. The Board of Directors is aware of its fiduciary duties with respect to strategic inquiries and will work with its advisors to consider such inquiries as appropriate.

Investments in the business have translated into adjusted operating profit expansion, with Abcam’s return on capital employed (ROCE) increasing from 6.8% in the 2020 financial year to 8.9% in the 2022 financial year. As the Board and management team continue to execute our strategy, 2023 so far has been a year of refining investments to build a leading and robust life sciences company that we believe is capable of consistently driving double-digit revenue growth. Adjusted operating profit margins are expected to be greater than 30% in 2024, potentially meeting or exceeding pre-investment adjusted operating profit margins of 32%, with further gains to come as the Company continues to leverage the investments made. Further, in recent weeks, the Company announced incremental cost savings that we expect to result in a reduction in annualized run rate operating expenses of more than £15 million by 2024. The implementation of these long-planned changes is already well progressed.

The Company recently reiterated its 2023 reported revenue guidance of approximately £420 million to £440 million, representing 15-20% constant exchange rate revenue growth, and provided guidance on FY2023 adjusted operating profit margins, which are expected to be 27-28%.

This is why the Company is able to reaffirm its 2024 revenue goals of £450 million to £525 million2, with adjusted operating profit margins of greater than 30%. This significant financial progress and growth underscores the Company’s commitment to converting internal investment into long-term shareholder value and highlights the critical risk of destroying long-term shareholder value by handing over the reins to Dr. Milner at this critical juncture.

THE ABCAM BOARD IS WORKING FOR THE BEST INTERESTS OF ALL SHAREHOLDERS

Abcam’s Board has the right experience, skillsets and deep knowledge of both the life sciences industry and the Company’s business model to continue overseeing the successful execution of our strategy and deliver value to all shareholders and other stakeholders. This knowledge and experience has been invaluable in shaping our long-term strategy and executing it successfully, which has resulted in continued growth in our top-line and our share of the life sciences research tools market.

The Board benefits from strong gender diversity, as 44% of current directors are female. This diversity – along with a broader diversity of perspectives and expertise – allows the Board to challenge management where appropriate and stress-test opportunities from multiple angles, leading to more robust decision-making and better outcomes for our shareholders.

We also recognize the value of refreshment. We continually look for and embrace opportunities to enhance our Board and have appointed four Non-Executive Directors to the Board since 2021.

The three individuals that Dr. Milner is targeting – Peter Allen, Michael Baldock and Sally Crawford – have played essential roles in overseeing Abcam’s transformation and each have the critical expertise needed to continue to oversee the Company’s strategy.

●

Mr. Allen has been an integral part of the Board since his appointment in June 2018. He brings more than 30 years of experience as an Executive Director, Non-Executive Director and Chairman in a wide range of life science companies, playing a significant role in their growth. A chartered accountant by background, Peter has held multiple Chairman, CEO and CFO roles and brings substantial experience in M&A, international growth, fundraising and investor relations, as well as the commercialization of intellectual property.

●

Mr. Baldock joined the Company in February 2020 following a successful career in investment banking spanning over three decades. He is a seasoned executive, having held senior leadership roles at Lazard, SG Warburg (later Swissbank, now UBS) and HSBC, where he ran the Global Healthcare sector team and investment banking in the Americas. Michael also co-founded Ondra Partners, a strategic advisory group, where he began working with the Company in 2015. He is an experienced corporate finance and M&A

[2]	FY2024 Revenue goals calculated at the average exchange rates for the 12 months ended June 2021 practitioner with broad experience in banking and finance, coupled with deep knowledge of the healthcare industry. As CFO, he has led several important initiatives for the Company, including the planned listing of shares on NASDAQ that was overwhelmingly supported by investors.

●

Ms. Crawford is an experienced leader who joined the Board in mid-2021 with more than 30 years of experience in the healthcare industry. She has extensive board and leadership experience fundamental to overseeing strategy and incentivization. Sally was previously Chief Operating Officer of Healthsource, where she led development of the company’s operating systems and marketing strategies and supported strategic alliances across the industry. With her robust board experience, she provides value, independent understanding and oversight of Abcam’s strategy.

DR. MILNER ENDORSED THE COMPANY PLANS THAT HE NOW CRITICIZES

Dr. Milner was a member of the Company’s Board for 22 years before he stepped down in 2020. However, his statements conspicuously overlook the final years of his service on the Board when Alan was CEO and critical decisions about the Company’s strategy were discussed and supported by the full Board, including Dr. Milner. For example, his claim that Abcam has a case of “UK-Phobia” is flat-out wrong and also deeply hypocritical. He was not only supportive of, but a driving force behind, the strategy of moving towards a Nasdaq listing.

Dr. Milner has also made a number of public allegations regarding provisions of the Deposit Agreement, which sets out the terms on which Abcam’s American Depositary Receipts are listed on Nasdaq. When UK companies embark on a dual listing or seek a primary listing in the US, this is a commonly used structure that is well understood and accepted by the market. The Deposit Agreement is on completely customary terms, consistent with those that apply to almost all other depositary arrangements for UK companies listed on Nasdaq. The Deposit Agreement was published at the time of the Company’s Nasdaq listing, and the terms thereof have been publicly available since that time. Dr. Milner’s request for preferential treatment by demanding that the Company call an EGM on his behalf at a time when he did not meet the relevant legal requirements is entirely consistent with his other actions in recent weeks, seeking to eschew the basic norms of appropriate public company governance.

It bears recalling that the shareholder resolution at the November 2022 EGM on the AIM delisting and sole listing on Nasdaq was supported by 98% of all voted shares, including Dr. Milner, who voted every share he owned in favor of these actions. That decision has been a positive outcome for all shareholders as the goals of pursuing a sole listing on Nasdaq are now being achieved – trading volume has increased and our US sell-side base has been strengthened with additional highly specialized equity research analysts now covering the Company.

At the same time, Dr. Milner has taken credit for share price appreciation during his time on the Board but not as CEO. The reality is that under Alan’s leadership in the lead up to the disruption of Covid-19, Abcam’s TSR was 178% which was significantly above life science tools peers (167%)3. Further, as the Company has delivered on its plan and gathered momentum in the last 12 months, TSR (27%) is once again meaningfully outstripping this peer set (-12%)3.

YOUR SUPPORT IS CRITICAL TO PROTECT THE FUTURE OF ABCAM

The Board is confident that Abcam is on the right path forward under the current leadership. The significant progress we have made since 2019 has created a strong foundation for growth in 2024 and beyond. As a shareholder in Abcam, you deserve a Board acting in the best interest of all shareholders, with relevant skills, experience and knowledge to oversee our management team and drive future value creation. Your Board and management team remain focused on accelerating our growth and achieving our strategic goals. We firmly believe we already have the right directors in place to do so.

We look forward to continuing to engage constructively with shareholders to achieve our mutual goal of creating long-term shareholder value. Dr. Milner’s self-interested campaign to effectuate management control of Abcam is value destructive, expensive and disruptive to Abcam and our shareholders. We urge you to support continued growth and value creation by voting against Dr. Milner’s resolutions.

YOUR VOTE IS IMPORTANT!

We urge you to vote “AGAINST” all resolutions to be proposed at the EGM on the WHITE form of proxy.

If you have any questions, or need assistance in voting, please contact our proxy solicitor Morrow Sodali LLC at (800) 662-5200 (toll-free in N. America) or at + 1 (203) 658-9400 or by email at ABCM@info.morrowsodali.com.

On behalf of your Board and the management team, thank you for your continued support.

Sincerely,

Your Abcam Board of Directors

[3]	Life science tools peers include Bio-Rad, Bio-Techne, Illumina, Maravai, Repligen, Sartorius, Tecan and Waters

EGM Details

The EGM will be held at the offices of FTI Consulting at 200 Aldersgate, Aldersgate Street, London EC1A 4HD, United Kingdom on July 12, 2023 at 2:00pm (BST) || 9:00am (EDT). The Company encourages all shareholders to closely review the Shareholder Circular, which provides important and detailed instructions about how to participate and vote.

Shareholder Circular Details

The Shareholder Circular contains, among other information, details regarding procedures for voting at the EGM, as well as comprehensive information regarding Abcam’s engagement with Dr. Milner and perspectives on Dr. Milner’s proposed resolutions. In addition to being mailed to you, the Shareholder Circular will be available at https://corporate.abcam.com/investors/2023-egm

HOW TO VOTE

ADS Holders	Ordinary Shareholders
Instruct the Depositary how to vote the Ordinary Shares represented by your ADS by following the instructions on the Depositary Notice and WHITE Voting Instruction Card and/or such other instructions as may be provided to you by or on behalf of your broker or intermediary	Submit proxies electronically using the online voting service at www.sharevote.co.uk or through the CREST voting service, or in a hard copy using the WHITE Form of Proxy, by following the instructions set out in the Shareholder Circular
Such voting instructions must be validly submitted so as to be received by the Depositary by no later than 10:00 am (EDT) on July 6, 2023	All proxy appointments must be submitted so as to be received by the Company’s registrar by no later than 2:00 pm (BST) on July 10, 2023
A copy of the Shareholder Circular calling the EGM and setting out further information is available at https://corporate.abcam.com/investors/2023-egm
If you have any questions or need assistance in voting, please contact Abcam’s proxy solicitor Morrow Sodali LLC at (800) 662-5200 (toll-free in N. America) or at + 1 (203) 658-9400 or by email at ABCM@info.morrowsodali.com

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbour provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Any express or implied statements contained in this announcement that are not statements of historical fact, including statements regarding the implementation of the Company’s business plan or the financial performance of the Company, are forward-looking statements, and are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: challenges in implementing our strategies for revenue growth in light of competitive challenges; the development of new products or the enhancement of existing products, and the need to adapt to significant technological changes or respond to the introduction of new products by competitors to remain competitive; our customers discontinuing or spending less on research, development, production or other scientific endeavors; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; the ongoing COVID-19 pandemic, including variants, continues to affect our business, including impacts on our operations and supply chains; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; our products failing to satisfy applicable quality criteria, specifications and performance standards; failing to maintain and enhance our brand and reputation; ability to react to unfavorable geopolitical or economic changes that affect life science funding; failing to deliver on transformational growth projects; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; as a foreign private issuer, we are exempt from a number of rules under the US securities laws and Nasdaq corporate governance rules and are permitted to file less information with the US Securities and Exchange Commission (“SEC”) than US companies, which may limit the information available to holders of our ADSs; and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended 31 December 2022, filed with the SEC on 20 March 2023, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

152 Grove Street, Building 1100

Waltham, MA 02453

Media enquiries

US: Joele Frank

+1 212-355-4449

Abcam-JF@joelefrank.com

UK and Europe: FTI

+44 (0)203-727-1000

Abcam@fticonsulting.com